Exhibit 99.1

ABENGOA

Innovative technology solutions for sustainability

Abengoa announces third quarter 2015 earnings conference call

November 12th, 2015.- Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB), the international company that applies innovative technology solutions for sustainability in the energy and environment sectors, today announced that it will release its financial results for the third quarter of 2015 after the closing of the Spanish market on Friday, November 13th, 2015.

The financial results, as well as the earnings presentation slides to be used on the conference call, will be published on Abengoa’s website: www.abengoa.com

Abengoa’s CEO, Santiago Seage, and the Co-CFO for IR and Capital Markets, Ignacio García-Alvear, will hold a conference call the same day, Friday, November 13th, 2015, which will be simultaneously webcast, at 6:00 pm Madrid time and 12:00 pm New York time.

In order to access the conference call participants should dial: +44 (0) 2033679459 (UK). A live webcast of the conference call (including the slide deck to be used) will be available on Abengoa’s corporate website. Please visit the website at least 15 minutes earlier in order to register for the live webcast and download any necessary audio software.

A replay of the call will be available at the Investor Relations page of Abengoa’s corporate website approximately two hours after the conference call is completed.

About Abengoa

Abengoa (MCE: ABG.B/P SM /NASDAQ: ABGB) applies innovative technology solutions for sustainability in the energy and environment sectors, generating electricity from renewable resources, converting biomass into biofuels and producing drinking water from sea water. (www.abengoa.com)

Communication Department: Patricia Malo de Molina Meléndez Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor relations: Ignacio García Alvear Tel: +34 954 93 71 11 E-mail: ir@abengoa.com

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